EXHIBIT 12.1

SPECTRA ENERGY CORP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$1,076	$902	$910	$846	$760
Fixed charges	682	664	701	684	760
Distributed income of equity investees	408	359	995	656	860
Deduct:
Preference security dividend requirements of consolidated subsidiaries	25	23	29	23	28
Interest capitalized (b)	15	19	25	18	35

Total earnings (as defined for the Fixed Charges calculation)	$2,126	$1,883	$2,552	$2,145	$2,317

Fixed charges:
Interest on debt, including capitalized portions	$646	$630	$661	$651	$718
Estimate of interest within rental expense	11	11	11	10	14
Preference security dividend requirements of consolidated subsidiaries	25	23	29	23	28

Total fixed charges	$682	$664	$701	$684	$760

Ratio of earnings to fixed charges	3.1	2.8	3.6	3.1	3.0

(a)	Excludes noncontrolling interests and income or loss from equity investees.
(b)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.

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